Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 13, 2007
LJ INTERNATIONAL BOOKS RECORD $24.2 MILLION
IN ORDERS AT JCK SHOW-LAS VEGAS
HONG KONG and LOS ANGELES, June 13, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world and, through it ENZO brand, the largest foreign jewelry retailer in China, today reported that it expects orders of approximately $24.2 million to be booked over the next six months as a result of its appearance at this month’s JCK Show-Las Vegas, the world’s largest jewelry convention. The $24.2 million order volume represents a new JCK Show record for LJI.
The JCK Show-Las Vegas, one of the leading exhibitions in the global jewelry business, was held June 1 through June 5 and brought together thousands of jewelry designers, manufacturers and buyers. LJI’s order volume at the 2007 show was approximately 10% above the $22 million it booked at JCK-Las Vegas in 2006, and approximately 17% above the $20 million it booked in 2005.
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “JCK shows are a growing source of new wholesale orders for LJI and a strong indicator of future demand for our jewelry on both the wholesale and retail levels. Our strong performance at this year’s JCK Show-Las Vegas points to continued revenue growth in our wholesale business. Also, the strong interest shown by retailers – who have first-hand knowledge of consumer tastes – is a very good sign for our own retail division, ENZO, which has grown to become the largest and fastest growing foreign-branded jewelry retail chain in China. Based on these retail trends, we believe our ENZO retail chain in China will continue to expand across the region aggressively, yet systematically, with a concentration on growing earnings contributions,” concluded Mr. Yih.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.

About LJ International
LJ International Inc. (“LJI”) (Nasdaq/GM: JADE — News), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO national jewelry chain stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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